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                                                                    Exhibit 99.1

                         [LETTERHEAD OF SAFETY-KLEEN]

                                     news


  FOR IMMEDIATE RELEASE                             CONTACT: LAURENCE RUDNICK
                                                               (847) 468-2408
                                                                 MAUREEN FISK
                                                               (847) 468-2452


                    SAFETY-KLEEN REPORTS INCREASED REVENUE
                    --------------------------------------
                  AND EARNINGS FOR THIRD INTERIM PERIOD 1996
                  ------------------------------------------


     Elgin, Illinois -- September 30, 1996 -- Safety-Kleen Corp. (NYSE:SK) today announced results for the third interim period ended Sept. 7, 1996. Consolidated revenue for the 12-week period was $213 million, an increase of 8% compared with the similar period in 1995. Net earnings rose to $14.0 million, an increase of 26% over the $11.1 million reported in the third quarter of 1995. On a per share basis, earnings were $0.24, compared with $0.19 in the same quarter one year ago.

     For the first thirty-six weeks of 1996, consolidated revenue increased 5% to $626 million. Net earnings rose 15% to $40.7 million from $35.3 million during the same period one year ago. Year-to-date earnings per share were $0.70 compared with $0.61 in 1995.

     Commenting on the results, President and Chief Executive Officer, John G. Johnson, Jr. noted, "Revenue growth year over year improved from 4% in each of the first two quarters of the year to 8% in the third quarter. The stronger growth in the third quarter reflects improvement in our Industrial Parts Cleaner Service business as well as in our Fluid Recovery Service. In addition, our Oil Recovery Service revenue increased 19% compared with the third quarter of 1995 reflecting, in part, the additional revenue contribution from the 1996 acquisition of Industrial Service Corp. The integration of this acquisition as well as two


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                              [SAFETY-KLEEN LOGO]


smaller acquisitions in the oil recovery business have extended Safety-Kleen's presence in the central and western United States." Johnson noted.

     Johnson further added, "We are pleased to report that our fuel plants and recycle operations have continued to run smoothly and efficiently in 1996." Reflected in the earnings comparison are unusually high costs incurred in the third quarter of 1995 associated with the disposal of waste-derived fuels due to kiln outages.

     During the third quarter, Safety-Kleen acquired the business of a parts cleaner and paint refinishing service company with operations in both the United States and the U.K.. The acquisition should ultimately add 11,000 customers and 15,000 units. Approximately 3,500 of these units were signed up by the end of the third quarter. "Revenue from the Automotive/Retail Repairs Service increased 3% in the third quarter of 1996 compared with the similar quarter in 1995. The increase is a result of acquisitions as well as new service offerings."

     Johnson concluded, "We are pleased with the acceleration of revenue growth in the third quarter and expect further improvement in the remaining quarter of the year."

     Safety-Kleen is a leading service company specializing in the recovery and recycling of waste fluids, including the collection and re-refining of used motor oil. Safety-Kleen stock is traded on the New York Stock Exchange under the symbol "SK".


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                              [SAFETY-KLEEN LOGO]

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                      CONSOLIDATED STATEMENT OF EARNINGS
                     (thousands, except per share amounts)


                                         -------------------------------------------------------------------------------
                                                        TWELVE                                    THIRTY-SIX
                                                     WEEKS ENDED                                  WEEKS ENDED
                                         -------------------------------------------------------------------------------
                                            Sept. 7, 1996      Sept. 9, 1995          Sept. 7, 1996      Sept. 9, 1995
                                         -------------------------------------------------------------------------------
Revenue
 North America
  Automotive/Retail Repair Services              $ 56,200           $ 54,415               $165,307           $166,354
                                         -------------------------------------------------------------------------------

  Industrial Services
   Parts Cleaner                                   29,641             27,644                 87,274             81,809
   Fluid Recovery                                  33,166             28,211                 96,587             84,576
                                         -------------------------------------------------------------------------------
   Total Industrial                                62,807             55,855                183,861            166,385

  Oil Recovery Services                            36,015             30,263                102,488             88,234
  Other                                            34,583             34,450                102,595            105,999
                                         -------------------------------------------------------------------------------
  Total North America                             189,605            174,983                554,251            526,972

 Europe                                            23,493             22,546                 71,925             68,308
                                         -------------------------------------------------------------------------------

Consolidated Revenue                              213,098            197,529                626,176            595,280

Operating costs and expenses                      155,274            145,239                455,885            436,642
Selling and administrative expenses                30,456             29,087                 90,283             85,980
                                         -------------------------------------------------------------------------------

Operating income                                   27,368             23,203                 80,008             72,658
Interest income                                       208                171                    640                656
Interest expense                                   (4,388)            (4,671)               (13,098)           (14,058)
                                         -------------------------------------------------------------------------------

Earnings before income taxes                       23,188             18,703                 67,550             59,256

Income taxes                                        9,184              7,577                 26,865             23,928
                                         -------------------------------------------------------------------------------

Net earnings                                     $ 14,004           $ 11,126               $ 40,685           $ 35,328
                                         ===============================================================================
Earnings per common and common
 equivalent share                                $   0.24           $   0.19               $   0.70           $   0.61
                                         ===============================================================================

Average number of common and common
 equivalent shares outstanding                     58,330             57,849                 58,078             57,854
                                         ===============================================================================

Cash dividends per common share                  $   0.09           $   0.09               $   0.27           $   0.27
                                         ===============================================================================

------------------------------------

1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.

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                              [SAFETY-KLEEN LOGO]


                              SAFETY-KLEEN CORP.
                                Key Statistics
                     Twelve Weeks Ended September 7, 1996

                                                                ------------------------------------------------------------
                                                                                                                     Percent
                                                                      1996             1995          Change          Change
                                                                ============================================================
Parts Cleaners In Service at Quarter End
----------------------------------------
   Industrial                                                         150,063          146,739           3,324          2.3%
   All Other                                                          458,497          466,512          (8,015)        (1.7%)
   Total                                                              608,560          613,251          (4,691)        (0.8%)
   Average Service Interval in Weeks                                     8.85             8.69            0.16          1.8%

Oil Recovery Service
--------------------
   Branch Collection:
     Used Oil/Glycol/Oily Water Gallons Collected
     Quarter                                                     41.2 Million     29.9 Million    11.3 Million          37.8%
     Year-to-date                                               103.2 Million     88.6 Million    14.6 Million          16.5%

   Avg. Revenue Per Used Oil/Glyco/Oily Water Gal. Collected
     Quarter                                                           $0.243           $0.276         ($0.033)        (12.0%)
     Year-to-date                                                      $0.269           $0.257          $0.012           4.7%

   Avg. Base Oil Selling Price Per Gallon
     Quarter                                                           $0.986           $0.993         ($0.007)         (0.7%)
     Year-to-date                                                      $0.995           $0.995          $0.000           0.0%
                                                                ------------------------------------------------------------